UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2018	Commission File Number 001-33159
AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)
AerCap House, 65 St. Stephen’s Green, Dublin 2, Ireland, +353 1 819 2010
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Other Events

On May 3, 2018, AerCap Holdings N.V. filed its interim financial report for the quarter ended March 31, 2018.

The information contained in this Form 6-K is incorporated by reference into the Company’s Form F-3 Registration Statement File No. 333-224192and Form S-8 Registration Statements File Nos. 333-180323, 333-154416, 333-165839, 333-194637 and 333-194638, and related Prospectuses, as such Registration Statements and Prospectuses may be amended from time to time.

Exhibits

99.1        AerCap Holdings N.V. interim financial report for the quarter ended March 31, 2018.

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.
By:	/s/ Aengus Kelly
Name:	Aengus Kelly
Title:	Authorized Signatory
Date: May 3, 2018

3

 EXHIBIT INDEX

99.1        AerCap Holdings N.V. interim financial report for the quarter ended March 31, 2018.

4

Exhibit 99.1

TABLE OF DEFINITIONS

ACSAL	Acsal Holdco, LLC
AerCap, we, us or the Company	AerCap Holdings N.V. and its subsidiaries
AerCap Trust	AerCap Global Aviation Trust
AerDragon	AerDragon Aviation Partners Limited and Subsidiaries
AerLift	AerLift Leasing Limited and Subsidiaries
AICDC	AerCap Ireland Capital Designated Activity Company, a designated activity company with limited liability incorporated under the laws of Ireland
AIG	American International Group, Inc.
Airbus	Airbus S.A.S.
AOCI	Accumulated other comprehensive income (loss)
Boeing	The Boeing Company
ECA	Export Credit Agency
ECAPS	Enhanced Capital Advantaged Preferred Securities
Embraer	Embraer S.A.
EOL	End of lease
EPS	Earnings per share
Ex-Im	Export-Import Bank of the United States
FASB	Financial Accounting Standards Board
GECC	General Electric Capital Corporation
ILFC	International Lease Finance Corporation
LIBOR	London Interbank Offered Rates
MR	Maintenance reserved
Part-out	Disassembly of an aircraft for the sale of its parts
PB	Primary beneficiary
Peregrine	Peregrine Aviation Company and Subsidiaries
SEC	U.S. Securities and Exchange Commission
U.S. GAAP	Accounting Principles Generally Accepted in the United States of America
VIE	Variable interest entity

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2018 and December 31, 2017	4
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2018 and 2017	5
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2018 and 2017	6
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2018 and 2017	7
Notes to the Unaudited Condensed Consolidated Financial Statements	10

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Balance Sheets
As of March 31, 2018 and December 31, 2017

	Note	March 31, 2018	December 31, 2017
		(U.S. Dollars in thousands, except share data)
Assets
Cash and cash equivalents	4	$2,152,165	$1,659,669
Restricted cash	4	299,965	364,456
Trade receivables		89,140	73,877
Flight equipment held for operating leases, net	5	32,157,331	32,396,827
Maintenance rights intangible and lease premium, net	6	1,387,187	1,501,858
Flight equipment held for sale	7	629,176	630,789
Net investment in finance and sales-type leases		1,031,405	995,689
Prepayments on flight equipment	21	3,366,727	2,930,303
Other intangibles, net	8	347,718	355,512
Deferred income tax assets	14	147,785	151,234
Other assets	9	885,121	979,930
Total Assets		$42,493,720	$42,040,144

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	11	$1,048,424	$1,017,374
Accrued maintenance liability	12	2,368,361	2,461,799
Lessee deposit liability		825,979	827,470
Debt	13	28,890,287	28,420,739
Deferred income tax liabilities	14	712,390	673,948
Commitments and contingencies	21
Total Liabilities		33,845,441	33,401,330

Ordinary share capital, €0.01 par value, 350,000,000 ordinary shares authorized as of March 31, 2018 and December 31, 2017; 156,847,345 and 167,847,345 ordinary shares issued and 147,156,242 and 152,992,101 ordinary shares outstanding (including 2,991,371 and 3,007,752 shares of unvested restricted stock) as of March 31, 2018 and December 31, 2017, respectively	15, 18	1,923	2,058
Additional paid-in capital	15	3,199,454	3,714,563
Treasury shares, at cost (9,691,103 and 14,855,244 ordinary shares as of March 31, 2018 and December 31, 2017, respectively)	15	(491,291)	(731,442)
Accumulated other comprehensive loss	15	35,995	14,274
Accumulated retained earnings	15	5,846,544	5,580,257
Total AerCap Holdings N.V. shareholders’ equity		8,592,625	8,579,710
Non-controlling interest	15	55,654	59,104
Total Equity		8,648,279	8,638,814
Total Liabilities and Equity		$42,493,720	$42,040,144

Supplemental balance sheet information—amounts related to assets and liabilities of consolidated VIEs for which creditors do not have recourse to our general credit:
Restricted cash		$110,760	$162,039
Flight equipment held for operating leases and held for sale		2,205,055	2,220,225
Other assets		69,328	66,155

Accrued maintenance liability		$48,737	$44,078
Debt		1,505,307	1,522,366
Other liabilities		67,760	93,160
The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Income Statements
For the Three Months EndedMarch 31, 2018 and 2017

		Three Months Ended March 31,
	Note	2018	2017
		(U.S. Dollars in thousands, except share and per share data)
Revenues and other income
Lease revenue		$1,120,294	$1,156,962
Net gain on sale of assets		89,300	47,328
Other income	17	9,532	32,536
Total Revenues and other income		1,219,126	1,236,826
Expenses
Depreciation and amortization	5, 8	422,713	438,541
Asset impairment		2,108	—
Interest expense		274,449	285,678
Leasing expenses		132,468	122,409
Restructuring related expenses		—	9,875
Selling, general and administrative expenses	16	85,782	83,482
Total Expenses		917,520	939,985
Income before income taxes and income of investments accounted for under the equity method		301,606	296,841
Provision for income taxes	14	(39,228)	(38,585)
Equity in net earnings of investments accounted for under the equity method		3,341	2,980
Net income		$265,719	$261,236
Net income attributable to non-controlling interest		(320)	(63)
Net income attributable to AerCap Holdings N.V.		$265,399	$261,173

Basic earnings per share	18	$1.80	$1.54
Diluted earnings per share	18	$1.72	$1.48

Weighted average shares outstanding - basic		147,194,589	169,911,481
Weighted average shares outstanding - diluted		154,146,803	175,903,060

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Comprehensive Income
For the Three Months EndedMarch 31, 2018 and 2017

	Three Months Ended March 31,
	2018	2017
	(U.S. Dollars in thousands)
Net income	$265,719	$261,236

Other comprehensive income:
Net change in fair value of derivatives (Note 10), net of tax of $(3,103), $(211), respectively	21,721	1,475
Total other comprehensive income	21,721	1,475

Comprehensive income	287,440	262,711
Comprehensive income attributable to non-controlling interest	(320)	(63)
Total comprehensive income attributable to AerCap Holdings N.V.	$287,120	$262,648

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows
For the Three Months Ended March 31, 2018 and 2017

	Three Months Ended March 31,
	2018	2017
	(U.S. Dollars in thousands)
Net income	$265,719	$261,236
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	422,713	438,541
Asset impairment	2,108	—
Amortization of debt issuance costs and debt discount	20,763	17,181
Amortization of lease premium intangibles	2,740	4,224
Amortization of fair value adjustments on debt	(41,100)	(61,965)
Accretion of fair value adjustments on deposits and maintenance liabilities	5,413	8,406
Maintenance rights write-off (a)	100,827	114,533
Maintenance liability release to income	(42,230)	(54,486)
Net gain on sale of assets	(89,300)	(47,328)
Deferred income taxes	39,772	36,145
Restructuring related expenses	—	2,662
Other	23,306	41,842
Changes in operating assets and liabilities:
Trade receivables	(15,944)	3,138
Other assets	563	1,315
Accounts payable, accrued expenses and other liabilities	42,618	36,065
Net cash provided by operating activities	737,968	801,509
Purchase of flight equipment	(447,998)	(603,578)
Proceeds from sale or disposal of assets	598,195	400,602
Prepayments on flight equipment	(681,616)	(267,282)
Collections of finance and sales-type leases	21,031	21,956
Other	(12,514)	(335)
Net cash used in investing activities	(522,902)	(448,637)
Issuance of debt	1,594,823	1,867,333
Repayment of debt	(1,084,956)	(1,995,691)
Debt issuance costs paid	(26,043)	(29,567)
Maintenance payments received	181,937	178,153
Maintenance payments returned	(149,100)	(123,270)
Security deposits received	42,096	41,762
Security deposits returned	(29,878)	(50,681)
Dividend paid to non-controlling interest holders	(2,700)	—
Repurchase of shares and tax withholdings on share-based compensation	(313,371)	(297,028)
Other	—	(13,700)
Net cash provided by (used in) financing activities	212,808	(422,689)
Net increase (decrease) in cash, cash equivalents and restricted cash	427,874	(69,817)
Effect of exchange rate changes	131	41
Cash, cash equivalents and restricted cash at beginning of period	2,024,125	2,364,627
Cash, cash equivalents and restricted cash at end of period	$2,452,130	$2,294,851

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2018 and 2017

	Three Months Ended March 31,
	2018	2017
	(U.S. Dollars in thousands)
Supplemental cash flow information:
Interest paid, net of amounts capitalized	$263,057	$306,025
Income taxes paid, net	954	2,029

(a) Maintenance rights write-off consisted of the following:

EOL and MR contract maintenance rights expense	$53,690	$72,974
MR contract maintenance rights write-off due to maintenance liability release	7,485	27,602
EOL contract maintenance rights write-off due to cash receipt	39,652	13,957
Maintenance rights write-off	$100,827	$114,533

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Unaudited Condensed Consolidated Statements of Cash Flows (Continued)
For the Three Months Ended March 31, 2018 and 2017

Non-Cash Investing and Financing Activities

Three Months Ended March 31, 2018:
Flight equipment held for operating leases in the amount of $47.2 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $492.8 million was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $2.1 million was reclassified to inventory, which is included in other assets.
Accrued maintenance liability in the amount of $86.1 million was settled with buyers upon sale or disposal of assets.
Three Months Ended March 31, 2017:
Flight equipment held for operating leases in the amount of $40.7 million was reclassified to net investment in finance and sales-type leases.
Flight equipment held for operating leases in the amount of $127.4 million was reclassified to flight equipment held for sale.
Flight equipment held for operating leases in the amount of $17.7 million was reclassified to inventory, which is included in other assets.
Accrued maintenance liability in the amount of $43.9 million was settled with buyers upon sale or disposal of assets.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

1. General
The Company
We are a global leader in aircraft leasing with total assets of $42.5 billion, primarily consisting of 966 owned aircraft as of March 31, 2018. Our ordinary shares are listed on the New York Stock Exchange (AER). Our headquarters is located in Dublin, and we have offices in Shannon, Los Angeles, Singapore, Amsterdam, Fort Lauderdale, Shanghai and Abu Dhabi. We also have representative offices at the world’s largest aircraft manufacturers, Boeing in Seattle and Airbus in Toulouse.
The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries. AerCap Holdings N.V. is a public limited liability company (“naamloze vennootschap” or “N.V.”) incorporated in the Netherlands on July 10, 2006.
2. Basis of presentation
General
Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.
We consolidate all companies in which we have direct and indirect legal or effective control and all VIEs for which we are deemed the PB under ASC 810. All intercompany balances and transactions with consolidated subsidiaries are eliminated. The results of consolidated entities are included from the effective date of control or, in the case of VIEs, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of VIEs, when we cease to be the PB.
Unconsolidated investments where we have significant influence are reported using the equity method of accounting.
Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.
Our interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, our interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of those for a full fiscal year.
Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Use of estimates
The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The use of estimates is or could be a significant factor affecting the reported carrying values of flight equipment, intangibles, investments, trade and notes receivables, deferred income tax assets and accruals and reserves. Actual results may differ from our estimates under different conditions, sometimes materially.
Reportable segments
We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

3. Summary of significant accounting policies
Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018.
Recent accounting standards adopted during 2018:
Revenue from contracts with customers
In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry‑specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract including (i) identifying the contract with the customer; (ii) identifying the separate performance obligations in the contract; (iii) determining the transaction price; (iv) allocating the transaction price to the separate performance obligations; and (v) recognizing revenue when each performance obligation is satisfied.
We adopted the standard using the modified retrospective method on its required effective date of January 1, 2018. A significant majority of our revenues are not subject to the new guidance and its adoption did not have a material effect on our Condensed Consolidated Financial Statements or related disclosures.
Statement of cash flows
In August 2016, the FASB issued an accounting standard that is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. The standard includes clarifications that (i) cash payments for debt prepayment or extinguishment costs must be classified as cash outflows for financing activities; (ii) cash proceeds from the settlement of insurance claims should be classified based on the nature of the loss; (iii) an entity is required to make an accounting policy election to classify distributions received from equity method investees under either the cumulative-earnings approach or the nature of distribution approach; and (iv) in the absence of specific guidance, an entity should classify each separately identifiable cash source and use on the basis of the underlying cash flows.
We adopted the standard on its required effective date of January 1, 2018 and it did not have a material effect on our Condensed Consolidated Statements of Cash Flows.
Presentation of restricted cash in the statement of cash flows
In November 2016, the FASB issued an accounting standard that clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. The standard requires entities to show the changes in the total of cash, cash equivalents, restricted cash and restricted cash equivalents in the statement of cash flows. The standard also requires a reconciliation of the totals in the statement of cash flows to the related captions in the balance sheet.
We adopted the standard on its required effective date of January 1, 2018. We have revised the Condensed Consolidating Statements of Cash Flows for the three months ended March 31, 2017 to reflect the adoption of this new standard. As a result, “Net cash used in investing activities” in the Condensed Consolidating Statements of Cash Flows for the three months ended March 31, 2017 now omits “Movement in restricted cash”, and that movement is now included within “Net increase (decrease) in cash, cash equivalents and restricted cash” for that period in order to conform to the current period’s presentation. Further details are disclosed in Note 4—Restricted cash.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
3. Summary of significant accounting policies (Continued)

Income taxes on intercompany sales and transfers of assets other than inventory
On January 1, 2018, we adopted a new accounting standard update which requires us to recognize the income tax effects of intercompany sales and transfers of assets other than inventory in the period in which the transfer occurs.  Prior to adopting these new requirements, we deferred the income tax effects of these transfers until the asset was sold to an outside party.  We adopted the new accounting standards update using the modified retrospective approach and recognized a cumulative adjustment to opening retained earnings of $1.2 million on January 1, 2018.
Future application of accounting standards:
Lease accounting
In February 2016, the FASB issued an accounting standard that requires lessees to recognize lease-related assets and liabilities on the balance sheet, other than leases that meet the definition of a short-term lease. In certain circumstances, the lessee is required to remeasure the lease payments. Qualitative and quantitative disclosures, including significant judgments made by management, will be required to provide insight into the extent of revenue and expense recognized and expected to be recognized from existing contracts. Under the new standard, lessor accounting remains similar to the current model. The new standard will be effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2019. We do not expect the adoption of this standard to have a material impact on our Condensed Consolidated Balance Sheets or Condensed Consolidated Income Statements.
Allowance for credit losses
In June 2016, the FASB issued an accounting standard that requires entities to estimate lifetime expected credit losses for most financial assets measured at amortized cost and certain other instruments, including trade and other receivables, net investments in leases and off-balance sheet credit exposures. The standard also requires additional disclosure, including how the entity develops its allowance for credit losses for financial assets measured at amortized cost and disaggregated information on the credit quality of net investments in leases measured at amortized cost by year of the asset’s origination for up to five annual periods. The standard is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. Early adoption will be permitted in any interim or annual period beginning after December 15, 2018. The new standard must be adopted using the modified retrospective transition approach. We will adopt the standard on its required effective date of January 1, 2020. We are evaluating the effect the adoption of the standard will have on our Condensed Consolidated Balance Sheets and Condensed Consolidated Income Statements.
4. Restricted cash
Our restricted cash balance was $300.0 million and $364.5 million as of March 31, 2018 and December 31, 2017, respectively, and was primarily related to our ECA financings, our Ex-Im financings, our AerFunding revolving credit facility and other debt. See Note 13—Debt.
The following is a reconciliation of cash, cash equivalents and restricted cash as of March 31, 2018, December 31, 2017 and March 31, 2017:

	March 31, 2018	December 31, 2017	March 31, 2017
Cash and cash equivalents	$2,152,165	$1,659,669	$1,935,630
Restricted cash	299,965	364,456	359,221
Total cash, cash equivalents and restricted cash	$2,452,130	$2,024,125	$2,294,851

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

5. Flight equipment held for operating leases, net
Movements in flight equipment held for operating leases during the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31,
	2018	2017
Net book value at beginning of period	$32,396,827	$31,501,973
Additions	832,247	937,130
Depreciation	(413,859)	(428,791)
Disposals and transfers (to) from held for sale	(606,475)	(388,337)
Transfers (to) from net investment in finance and sales-type leases/inventory	(49,301)	(58,395)
Impairment	(2,108)	—
Other	—	(2,662)
Net book value at end of period	$32,157,331	$31,560,918
Accumulated depreciation as of March 31, 2018 and 2017, respectively	$(6,239,584)	$(5,406,447)
6. Maintenance rights intangible and lease premium, net
Maintenance rights intangible and lease premium consisted of the following as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Maintenance rights intangible	$1,354,408	$1,464,599
Lease premium, net	32,779	37,259
	$1,387,187	$1,501,858
Movements in maintenance rights intangible during the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31,
	2018	2017
Maintenance rights intangible at beginning of period	$1,464,599	$2,117,034
EOL and MR contract maintenance rights expense	(53,690)	(72,974)
MR contract maintenance rights write-off due to maintenance liability release	(7,485)	(27,602)
EOL contract maintenance rights write-off due to cash receipt	(39,652)	(13,957)
EOL and MR contract intangible write-off due to sale of aircraft	(9,364)	(21,884)
Maintenance rights intangible at end of period	$1,354,408	$1,980,617
The following tables present details of lease premium and related accumulated amortization as of March 31, 2018 and December 31, 2017:

	March 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$73,300	$(40,521)	$32,779

	December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Lease premium	$77,977	$(40,718)	$37,259
Lease premium amounts that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.
During the three months ended March 31, 2018 and 2017, we recorded lease premium amortization expense of $2.7 million and $4.2 million, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

7. Flight equipment held for sale
Generally, an aircraft is classified as held for sale when the sale is probable, the aircraft is available for sale in its present condition, and the aircraft is expected to be sold within one year. Aircraft are reclassified from flight equipment held for operating leases to flight equipment held for sale at the lower of the aircraft carrying value or fair value, less costs to sell. Depreciation is no longer recognized for aircraft classified as held for sale.
As of March 31, 2018, 26 aircraft and four engines with a total net book value of $629.2 million met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessee of approximately $50 million will be assumed by the buyers of these aircraft upon consummation of the individual sale transactions.
As of December 31, 2017, 18 aircraft with a total net book value of $630.8 million met the held for sale criteria and were classified as flight equipment held for sale in our Condensed Consolidated Balance Sheet. Aggregate maintenance and security deposit amounts received from the lessee of approximately $115 million were to be assumed by the buyers of these aircraft upon consummation of the individual sale transactions. The sale of 12 of those aircraft closed during the first quarter of 2018, one aircraft was reclassified to flight equipment held for operating leases during the first quarter of 2018 and the remaining five aircraft were held for sale as of March 31, 2018.
8. Other intangibles, net
Other intangibles consisted of the following as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Goodwill	$58,094	$58,094
Customer relationships, net	277,824	283,118
Contractual vendor intangible assets	10,606	10,606
Tradename, net	1,194	3,694
	$347,718	$355,512
The following tables present details of customer relationships and tradename and related accumulated amortization as of March 31, 2018 and December 31, 2017:

	March 31, 2018
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(82,176)	$277,824
Tradename	40,000	(38,806)	1,194
	$400,000	$(120,982)	$279,018

	December 31, 2017
	Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	$360,000	$(76,882)	$283,118
Tradename	40,000	(36,306)	3,694
	$400,000	$(113,188)	$286,812
We recorded customer relationships and tradename amortization expense of $7.8 million during the three months ended March 31, 2018 and 2017, respectively.
During the three months ended March 31, 2018 and 2017, we utilized nil and $2.5 million, respectively, of contractual vendor intangible assets to reduce the cash outlay related to purchases of goods and services from our vendors.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

9. Other assets
Other assets consisted of the following as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Inventory	$37,034	$38,972
Debt issuance costs	48,824	43,241
Lease incentives	217,680	213,684
Other receivables	196,821	351,925
Investments	126,591	122,946
Notes receivables	35,353	22,497
Derivative assets (Note 10)	90,312	48,896
Other tangible fixed assets	30,350	31,114
Straight-line rents, prepaid expenses and other	102,156	106,655
	$885,121	$979,930
10. Derivative financial instruments
We have entered into interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. These derivative financial instruments can include interest rate swaps, caps, floors, options and forward contracts.
As of March 31, 2018, we had interest rate caps and swaps outstanding, with underlying variable benchmark interest rates ranging from one to three-month U.S. dollar LIBOR.
Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2018 and December 31, 2017, we had cash collateral of $7.5 million and $3.7 million, respectively, from various counterparties and the obligation to return such collateral was recorded in accounts payable, accrued expenses and other liabilities. We had not advanced any cash collateral to counterparties as of March 31, 2018 or December 31, 2017.
The counterparties to our interest rate derivatives are primarily major international financial institutions. We continually monitor our positions and the credit ratings of the counterparties involved and limit the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.
Our derivative assets are recorded in other assets and our derivative liabilities are recorded in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. The following tables present notional amounts and fair values of derivatives outstanding as of March 31, 2018 and December 31, 2017:

	March 31, 2018		December 31, 2017
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative assets not designated as accounting hedges:
Interest rate caps	$2,794,000	$41,560	$2,721,000	$25,021
Derivative assets designated as accounting cash flow hedges:
Interest rate swaps	$1,823,328	$48,752	$1,830,785	$23,875
Total derivative assets		$90,312		$48,896

(a)	The notional amount is reported as nil where caps and swaps are not yet effective.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
10. Derivative financial instruments (Continued)

	March 31, 2018		December 31, 2017
	Notional amount (a)	Fair value	Notional amount (a)	Fair value
Derivative liabilities designated as accounting cash flow hedges:
Interest rate swaps	$200,000	$53	$—	$—
Total derivative liabilities		$53		$—

(a)	The notional amount is reported as nil where swaps are not yet effective.
We recorded the following in other comprehensive income related to derivative financial instruments for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
Gain (Loss)
Effective portion of change in fair market value of derivatives designated as accounting cash flow hedges:
Interest rate swaps	$24,824	$1,686
Income tax effect	(3,103)	(211)
Net changes in cash flow hedges, net of tax	$21,721	$1,475
We do not expect to reclassify amounts from AOCI to interest expense in our Condensed Consolidated Income Statements over the next 12 months.The following table presents the effect of derivatives recorded as reductions to or (increases) in interest expense in our Condensed Consolidated Income Statements for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
Gain (Loss)
Derivatives not designated as accounting hedges:
Interest rate caps and swaps	$16,539	$(6,485)
Effect from derivatives on interest expense	$16,539	$(6,485)

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

11. Accounts payable, accrued expenses and other liabilities
Accounts payable, accrued expenses and other liabilities consisted of the following as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Accounts payable and accrued expenses	$303,927	$307,391
Deferred revenue	444,006	452,846
Accrued interest	298,166	254,865
Guarantees (Note 21)	2,272	2,272
Derivative liabilities (Note 10)	53	—
	$1,048,424	$1,017,374
12. Accrued maintenance liability
Movements in accrued maintenance liability during the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31,
	2018	2017
Accrued maintenance liability at beginning of period	$2,461,799	$2,750,576
Maintenance payments received	181,937	178,153
Maintenance payments returned	(149,100)	(123,270)
Release to income upon sale	(86,110)	(43,886)
Release to income other than upon sale	(42,230)	(54,486)
Lessor contribution, top ups and other	(496)	15,070
Interest accretion	2,561	4,243
Accrued maintenance liability at end of period	$2,368,361	$2,726,400

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

13. Debt
As of March 31, 2018, the principal amount of our outstanding indebtedness totaled $28.8 billion, which excluded fair value adjustments of $0.3 billion and debt issuance costs and debt discounts of $0.2 billion. As of March 31, 2018, our undrawn lines of credit were approximately $7.3 billion, subject to certain conditions, including compliance with certain financial covenants. As of March 31, 2018, we remained in compliance with the respective financial covenants across our various debt obligations.
The following table provides a summary of our indebtedness as of March 31, 2018 and December 31, 2017:

	March 31, 2018						December 31, 2017
Debt Obligation	Collateral (Number of aircraft)	Commitment	Undrawn amounts	Outstanding	Weighted average interest rate (a)	Maturity	Outstanding
Unsecured
ILFC Legacy Notes		$5,670,000	$—	$5,670,000	5.81%	2018 - 2022	$5,670,000
AGAT/AICDC Notes		9,549,864	—	9,549,864	4.06%	2019 - 2028	8,399,864
Asia Revolving Credit Facility		950,000	950,000	—	—	2022	300,000
Citi Revolving Credit Facility		4,000,000	4,000,000	—	—	2021	—
AIG Revolving Credit Facility		200,000	200,000	—	—	2019	—
Other unsecured debt		750,000	—	750,000	3.67%	2020 - 2022	550,000
Fair value adjustment		NA	NA	258,795	NA	NA	286,426
TOTAL UNSECURED		21,119,864	5,150,000	16,228,659			15,206,290
Secured
Export credit facilities	34	920,278	—	920,278	2.49%	2019 - 2027	1,241,262
Senior Secured Notes	81	1,275,000	—	1,275,000	7.13%	2018	1,275,000
Institutional secured term loans & secured portfolio loans	239	6,851,543	553,500	6,298,043	3.88%	2020 - 2030	6,253,431
AerFunding Revolving Credit Facility	17	2,500,000	1,575,096	924,904	3.74%	2022	878,424
Other secured debt	78	1,837,676	—	1,837,676	3.99%	2018 - 2036	2,139,360
Fair value adjustment		NA	NA	18,023	NA	NA	31,482
TOTAL SECURED		13,384,497	2,128,596	11,273,924			11,818,959
Subordinated
ECAPS Subordinated Notes		1,000,000	—	1,000,000	4.74%	2065	1,000,000
Junior Subordinated Notes		500,000	—	500,000	6.50%	2045	500,000
Subordinated debt joint ventures partners		47,384	—	47,384	—	2020	55,780
Fair value adjustment		NA	NA	(228)	NA	NA	(229)
TOTAL SUBORDINATED		1,547,384	—	1,547,156			1,555,551
Debt issuance costs and debt discounts		NA	NA	(159,452)	NA	NA	(160,061)
	449	$36,051,745	$7,278,596	$28,890,287			$28,420,739

(a)
The weighted average interest rate for our floating rate debt is calculated based on the U.S. dollar LIBOR rate as of the last interest payment date of the respective debt, and excludes the impact of related derivative financial instruments which we hold to hedge our exposure to floating interest rates, as well as any amortization of debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
13. Debt (Continued)

Additional details of the principal terms of our indebtedness can be found in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018. There have been no material changes to our indebtedness since the filing of this report, except for scheduled repayments and as described below.
AGAT/AICDC Notes
In January 2018, AerCap Trust and AICDC co-issued $600.0 million aggregate principal amount of 3.30% senior notes due 2023 and $550.0 million aggregate principal amount of 3.875% senior notes due 2028. The proceeds from the offering were used for general corporate purposes.
Other secured debt
In March 2018, the Pearl Funding facility was signed, which became effective on April 3, 2018. This is a $530.0 million facility with a 13 month availability period and an 11 month term-out period. Funds can be drawn at any time during the availability period.
Asia Revolving Credit Facility
In March 2018, the Asia Revolving Credit Facility was upsized to $950.0 million and the maturity of the facility was extended to March 2022. The previous facility was cancelled and a new facility entered into. The interest rate for borrowings under the facility was reduced from LIBOR plus a margin of 1.95% to LIBOR plus a margin of 1.55%.
14. Income taxes
Our effective tax rate was 13.0% for the three months ended March 31, 2018 and 2017, respectively. Our effective tax rate for the full year 2017 was 13.3%. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
15. Equity
In February 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $350 million of AerCap ordinary shares through June 30, 2017. We completed this share repurchase program on June 12, 2017.
In May 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $300 million of AerCap ordinary shares through September 30, 2017. In July 2017, this share repurchase program was extended to run through December 31, 2017. We completed this share repurchase program on September 26, 2017.
In July 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $250 million of AerCap ordinary shares through December 31, 2017. In October 2017, this share repurchase program was extended to run through March 31, 2018. We completed this share repurchase program on December 14, 2017.
In October 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. We completed this share repurchase program on February 21, 2018.
In February 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through June 30, 2018. As of April 26, 2018, the dollar amount remaining under this share repurchase program was $29.7 million.
In April 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through September 30, 2018. Please refer to Note 24—Subsequent events for further details.
During the three months ended March 31, 2018, we repurchased an aggregate of 5,903,319 of our ordinary shares under our share repurchase programs at an average price, including commissions, of $51.60 per ordinary share.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
15. Equity (Continued)

Between April 1, 2018 and April 26, 2018, we repurchased an aggregate of 481,275 of our ordinary shares under our share repurchase program at an average price, including commissions, of $51.96 per ordinary share.
During the three months ended March 31, 2018, we cancelled 11,000,000 ordinary shares which were acquired through the share repurchase programs in accordance with the authorizations obtained from the Company’s shareholders.
Movements in equity for the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31, 2018
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,579,710	$59,104	$8,638,814
Dividends paid	—	(3,770)	(3,770)
Repurchase of shares	(304,628)	—	(304,628)
Ordinary shares issued, net of tax withholdings	(2,552)	—	(2,552)
Share-based compensation	31,734	—	31,734
Cumulative effect due to adoption of new accounting standard	1,241	—	1,241
Total comprehensive income	287,120	320	287,440
Balance at end of period	$8,592,625	$55,654	$8,648,279

	Three Months Ended March 31, 2017
	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Balance at beginning of period	$8,524,447	$57,817	$8,582,264
Dividends paid	—	(551)	(551)
Repurchase of shares	(293,062)	—	(293,062)
Ordinary shares issued, net of tax withholdings	(1,047)	—	(1,047)
Share-based compensation	26,668	—	26,668
Total comprehensive income	262,648	63	262,711
Balance at end of period	$8,519,654	$57,329	$8,576,983

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

16. Selling, general and administrative expenses
Selling, general and administrative expenses consisted of the following for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
Personnel expenses	$32,632	$34,939
Share-based compensation	31,734	26,668
Travel expenses	5,451	5,279
Professional services	7,070	6,970
Office expenses	4,129	3,920
Directors’ expenses	707	1,310
Other expenses	4,059	4,396
	$85,782	$83,482
17. Other income
Other income consisted of the following for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
Management fees	$3,114	$3,508
Interest and other income	6,418	29,028	(a)
	$9,532	$32,536

(a)	During the three months ended March 31, 2017, we recognized higher other income primarily related to a lease termination agreement with a lessee.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

18.Earnings per share
Basic EPS is calculated by dividing net income by the weighted average of our ordinary shares outstanding, which excludes 2,991,371 and 3,463,660 shares of unvested restricted stock as of March 31, 2018 and 2017, respectively. For the calculation of diluted EPS, the weighted average of our ordinary shares outstanding for basic EPS is adjusted by the effect of dilutive securities, including awards provided under our equity compensation plans. The number of shares excluded from diluted shares outstanding was nil and 16,666 for the three months ended March 31, 2018 and 2017, respectively, because the effect of including these shares in the calculation would have been anti-dilutive.
Basic and diluted EPS for the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31,
	2018	2017
Net income for the computation of basic EPS	$265,399	$261,173
Weighted average ordinary shares outstanding - basic	147,194,589	169,911,481
Basic EPS	$1.80	$1.54

	Three Months Ended March 31,
	2018	2017
Net income for the computation of diluted EPS	$265,399	$261,173
Weighted average ordinary shares outstanding - diluted	154,146,803	175,903,060
Diluted EPS	$1.72	$1.48
Ordinary shares outstanding, excluding shares of unvested restricted stock, as of March 31, 2018 and December 31, 2017 were as follows:

	March 31, 2018	December 31, 2017
	Number of ordinary shares
Ordinary shares issued	156,847,345	167,847,345
Treasury shares	(9,691,103)	(14,855,244)
Ordinary shares outstanding	147,156,242	152,992,101
Shares of unvested restricted stock	(2,991,371)	(3,007,752)
Ordinary shares outstanding, excluding shares of unvested restricted stock	144,164,871	149,984,349

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

19. Variable interest entities
We use many forms of entities to achieve our leasing and financing business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the VIE’s activities, or being the sole shareholder of the VIE.
During the three months ended March 31, 2018, we did not provide any financial support to any of our VIEs that we were not contractually obligated to provide.
Consolidated VIEs
As of March 31, 2018 and December 31, 2017, substantially all assets and liabilities presented in our Condensed Consolidated Balance Sheets were held in consolidated VIEs. The assets of our consolidated VIEs that can only be used to settle obligations of these entities, and the liabilities of these VIEs for which creditors do not have recourse to our general credit, are disclosed in our Condensed Consolidated Balance Sheets under Supplemental balance sheet information. Further details of debt held by our consolidated VIEs are disclosed in Note 13—Debt.
Wholly-owned ECA and Ex-Im financing vehicles
We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Other secured financings
We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Wholly-owned leasing entities
We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes, which serve as equity. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities.
Limited recourse financing structures
We have established entities to obtain secured financings for the purchase of aircraft in which we have variable interests. These entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. The loans of these entities are non-recourse to us except under limited circumstances. We have determined that we are the PB of these entities because we control and manage all aspects of these entities, including directing the activities that most significantly affect the entities’ economic performance, and we absorb the majority of the risks and rewards of these entities.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Variable interest entities (Continued)

AerCap Partners I
AerCap Partners I Holding Limited (“AerCap Partners I”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners I for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of March 31, 2018, AerCap Partners I had a portfolio consisting of seven Boeing 737NG aircraft. As of March 31, 2018, AerCap Partners I had $57.0 million outstanding under a senior debt facility, which is guaranteed by us, and $63.8 million of subordinated debt outstanding, consisting of $31.9 million from us and $31.9 million from our joint venture partner.
AerCap Partners II
AerCap Partners 2 Holding Limited (“AerCap Partners II”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provided lease management, insurance management and aircraft asset management services to AerCap Partners II for a fee. We have determined that we continue to be the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of March 31, 2018, AerCap Partners II did not own any aircraft. As of March 31, 2018, AerCap Partners II had no outstanding debt. The ECA senior debt facility was repaid in full in December 2017 and the subordinated debt was repaid in full in February 2018.
AerCap Partners 767
AerCap Partners 767 Limited (“AerCap Partners 767”) is a 50%-50% joint venture owned by us and Deucalion Aviation Funds. We provide lease management, insurance management and aircraft asset management services to AerCap Partners 767 for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb a significant portion of the risks and rewards of the entity.
As of March 31, 2018, AerCap Partners 767 had a portfolio consisting of two Boeing 767-300ER aircraft. As of March 31, 2018, AerCap Partners 767 had $10.3 million outstanding under a senior debt facility, which is limited recourse to us, and $31.0 million of subordinated debt outstanding, consisting of $15.5 million from us and $15.5 million from our joint venture partner.
AerFunding
We hold a 5% equity investment and 100% of the subordinated fixed rate deferrable interest asset-backed notes (“AerFunding Class E-1 Notes”) in AerFunding. We provide lease management, insurance management and aircraft asset management services to AerFunding for a fee. We have determined that we are the PB of the entity because we direct the activities that most significantly affect the economic performance of the entity and we absorb the majority of the risks and rewards of the entity.
As of March 31, 2018, AerFunding had a portfolio consisting of two Airbus A320 Family aircraft, two Airbus A320neo Family aircraft, one Airbus A330 aircraft, two Airbus A350 aircraft, six Boeing 737NG aircraft and four Boeing 787 aircraft. As of March 31, 2018, AerFunding had $924.9 million outstanding under a secured revolving credit facility and $253.3 million of AerFunding Class E-1 Notes outstanding due to us.
Non-consolidated VIEs
The following table presents our maximum exposure to loss in non-consolidated VIEs as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
Carrying value of investments	$126,591	$122,946
Debt guarantees	100,526	104,867
Maximum exposure to loss	$227,117	$227,813

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
19. Variable interest entities (Continued)

The maximum exposure to loss represents the amount that would be absorbed by us in the event that all of our assets held in the VIEs, for which we are not the PB, had no value and outstanding debt guarantees were called upon in full.
AerDragon
AerDragon is a joint venture with 50% owned by China Aviation Supplies Holding Company and the other 50% owned in equal parts by us, affiliates of Crédit Agricole Corporate and Investment Bank, and East Epoch Limited. This joint venture enhances our presence in the Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. We provide accounting related services to AerDragon, and guaranteed debt previously secured by certain aircraft which AerDragon purchased directly from us for a fee. The guaranteed debt was repaid in full in August 2017, and therefore the obligations of AerDragon are non-recourse to us.
As of March 31, 2018, AerDragon had 29 narrowbody aircraft on lease to ten airlines.
We have determined that AerDragon is a VIE, in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerDragon under the equity method of accounting.
AerLift
AerLift is a joint venture in which we have a 39% interest. We provide asset and lease management, insurance management and cash management services to AerLift for a fee. As of March 31, 2018 and December 31, 2017, we guaranteed debt of $100.5 million and $104.9 million, respectively, for AerLift. Other than the debt for which we act as a guarantor, the debt obligations of AerLift are non-recourse to us.
As of March 31, 2018, AerLift owned four widebody aircraft.
We have determined that AerLift is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in AerLift under the equity method of accounting.
ACSAL
In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL, an affiliate of Guggenheim, in exchange for cash, and we made a capital contribution to ACSAL in exchange for 19% of its equity. We provide aircraft asset and lease management services to ACSAL for a fee. As of March 31, 2018, ACSAL continued to own the eight aircraft.
We have determined that ACSAL is a VIE in which we do not have control and are not the PB. We do have significant influence and, accordingly, we account for our investment in ACSAL under the equity method of accounting.
Peregrine
In December 2017, we invested in Peregrine, a vehicle established by NCB Capital for the purpose of acquiring a portfolio of 21 aircraft from us. We have a 9.5% investment in Peregrine, and provide asset and lease management, insurance management, accounting and cash management services to Peregrine for a fee.
As of March 31, 2018, Peregrine had completed the acquisition of 16 of the 21 aircraft.
We have determined that Peregrine is a VIE in which we do not have control and are not the PB. We account for our equity investment in Peregrine under the cost method of accounting.
Other variable interest entities
We have variable interests in other entities in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entities’ economic performance. Our variable interest in these entities consists of servicing fees that we receive for providing aircraft management services.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

20. Related party transactions
AerDragon
We provide accounting related services to AerDragon. We charged AerDragon a fee for these services of $0.1 million and $0.1 million during the three months ended March 31, 2018 and 2017, respectively.
ACSAL
We provide aircraft asset and lease management services to ACSAL, for which we received a fee of $0.1 million and $0.1 million during the three months ended March 31, 2018 and 2017, respectively. In addition, we received a dividend of $0.4 million and nil from ACSAL during the three months ended March 31, 2018 and 2017, respectively.
AerLift
We provide a variety of management services to, and guarantee certain debt of, AerLift, for which we received a fee of $0.4 million and $0.4 million during the three months ended March 31, 2018 and 2017, respectively.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

21. Commitments and contingencies
Aircraft on order
As of March 31, 2018, we had commitments to purchase 431 new aircraft scheduled for delivery through 2024. These commitments are based upon purchase agreements with Boeing, Airbus and Embraer.These agreements establish the pricing formulas (including adjustments for certain contractual escalation provisions) and various other terms with respect to the purchase of aircraft. Under certain circumstances, we have the right to alter the mix of aircraft types ultimately acquired.
Movements in prepayments on flight equipment during the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31,
	2018	2017
Prepayments on flight equipment at beginning of period	$2,930,303	$3,265,979
Prepayments made during the period	657,626	239,307
Interest paid and capitalized during the period	22,840	27,321
Prepayments and capitalized interest applied to the purchase of flight equipment	(244,042)	(317,148)
Prepayments on flight equipment at end of period	$3,366,727	$3,215,459
Additional details of our commitments and contingencies can be found in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018.
Asset value guarantees
We have potential obligations under contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of March 31, 2018, four guarantees were outstanding.
We regularly review the underlying values of the aircraft collateral to determine our exposure under these asset value guarantees. We did not record any asset value guarantee loss provisions during the three months ended March 31, 2018 or 2017, respectively.
As of March 31, 2018 and December 31, 2017, the carrying value of the asset value guarantee liability was nil. As of March 31, 2018, the maximum aggregate potential commitment that we were obligated to pay under these guarantees, without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $66.5 million.
Other guarantees
We guarantee the replacement lease rental cash flows of two sold aircraft, in the event of a default and lease termination by the current lessees, up to agreed maximum amounts for each aircraft. These guarantees expire in 2020. We are obligated to perform under these guarantees in the event of a default and lease termination by the current lessees, and if the contracted net replacement lease rental rates do not equal or exceed the rental amounts in the current lease contracts. As of March 31, 2018 and December 31, 2017, the carrying value of these guarantees was $2.3 million and $2.3 million, respectively, and was included in accounts payable, accrued expenses and other liabilities in our Condensed Consolidated Balance Sheets. As of March 31, 2018, the maximum undiscounted aggregate future guarantee payments that we could be obligated to make under these guarantees, without offset for the projected net future re-lease or extension rates, were approximately $10.5 million.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Commitments and contingencies (Continued)

Legal proceedings
General
In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews indemnities and insurance coverage, where applicable. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our Condensed Consolidated Financial Statements.
VASP litigation
We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo (“TJSP”) ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. On April 4, 2018, the Federal Supreme Court declined to accept our extraordinary appeal for trial. We appealed this decision on April 25, 2018.
On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. Our appointed expert has concluded that no damages were incurred. The VASP-appointed expert has concluded that substantial damages were incurred, and has claimed that such damages should reflect monetary adjustments and default interest for the passage of time. The court-appointed expert has also concluded that no damages were incurred. Different public prosecutors have issued conflicting opinions. The first public prosecutor had filed an opinion that supports the view of the VASP-appointed expert. In response to that opinion, the court-appointed expert reaffirmed his conclusion. A subsequently-appointed public prosecutor subsequently filed a new opinion that is less supportive of the VASP-appointed expert’s opinion, but the original public prosecutor then issued a third opinion consistent with the first one. On October 30, 2017, the court decided that VASP had suffered no damages. On April 20, 2018, VASP appealed this decision. We believe, however, and we have been advised, that it is not probable that VASP will ultimately be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain. The ultimate amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.
In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP filed applications challenging the jurisdiction of the English court, and sought to adjourn the jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008, the English court dismissed VASP’s applications.
In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Commitments and contingencies (Continued)

In addition to our claim in the English courts, AerCap has also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered two judgments in favor of AerCap, awarding us aggregate damages in the amount of approximately $36.9 million. We subsequently applied to the STJ for an order ratifying the Irish judgments, so that they might be submitted in the VASP bankruptcy. The STJ granted AerCap’s application and ratified the Irish judgments.
AerCap has submitted both the Irish and the English judgments in the VASP bankruptcy; the bankruptcy court has required that the claims submitted limit interest on the judgments to that accrued on or before the commencement of VASP’s bankruptcy, which has resulted in claims of approximately $40 million for the English judgments and approximately $24 million for the Irish judgments.
On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.
Transbrasil litigation
In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with GECC and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.
Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.
In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.
Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
21. Commitments and contingencies (Continued)

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.
In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.
In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ. The appellate panel rejected Transbrasil’s appeal in November 2016, preserving the October 2013 order. The parties have the right to seek further appellate review of the appellate panel’s November 2016 order.
In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions—those seeking statutory penalties and attorneys’ fees. The TJSP has since affirmed the dismissals of those actions and Transbrasil has appealed that order. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.
Yemen Airways-Yemenia litigation
ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and was pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs appealed. On March 22, 2016, the appellate court rejected the appeal. On April 22, 2016, the Hassanati plaintiffs refiled their action at the trial court. The trial court granted ILFC’s motion to dismiss the Hassanati plaintiffs’ second complaint on November 22, 2016. The Hassanati plaintiffs have appealed this order. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. On June 30, 2017, the parties to the Abdallah action executed a Master Settlement Agreement setting forth terms on which Yemenia’s insurance carrier proposes to settle the case with each claimant family. Upon the claimant families’ execution of individual release and discharge agreements and upon ILFC’s and Yemenia’s confirmation of a sufficient number of participating claimants, the claims by such participating claimants against ILFC and Yemenia in the Abdallah Action will be dismissed in exchange for payment from Yemenia’s insurance carrier. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

22. Fair value measurements
The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are primarily based on management’s own estimates and are calculated based upon the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.
The degree of judgment used in measuring the fair value of a financial and non-financial asset or liability generally correlates with the level of pricing observability. We classify our fair value measurements based on the observability and significance of the inputs used in making the measurement, as provided below:
Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.
Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.
Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.
Fair value measurements are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.
Assets and liabilities measured at fair value on a recurring basis
As of March 31, 2018 and December 31, 2017, our derivative portfolio consisted of interest rate swaps and caps. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparty of the derivative contract based on quantitative and qualitative factors. As such, the valuation of these instruments was classified as Level 2.
The following tables present our financial assets and liabilities that we measured at fair value on a recurring basis by level within the fair value hierarchy as of March 31, 2018 and December 31, 2017:

	March 31, 2018
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$90,312	$—	$90,312	$—

Liabilities
Derivative liabilities	53	—	53	—

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$48,896	$—	$48,896	$—

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Fair value measurements (Continued)

Assets and liabilities measured at fair value on a non-recurring basis
We measure the fair value of certain definite-lived intangible assets and our flight equipment on a non-recurring basis, when U.S. GAAP requires the application of fair value, including when events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Additional details of recoverability assessments performed on certain definite-lived intangible assets and our flight equipment are described in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018.
Management develops the assumptions used in the fair value measurements. Therefore, the fair value measurements of definite-lived intangible assets and flight equipment are classified as Level 3 valuations.
Definite-lived intangible assets
We use the income approach to measure the fair value of definite-lived intangible assets, which is based on the present value of estimated future cash flows to be generated from the asset.
Flight equipment
Inputs to non-recurring fair value measurements categorized as Level 3
We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. Key inputs to the estimated future cash flows for flight equipment include current contractual lease cash flows, projected future non-contractual lease or sale cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use, and a contractual or estimated disposition value.
The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and the airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to follow-on lease terms, which are estimated based on the age of the aircraft at the time of re-lease and are assumed through the estimated holding period of the aircraft. The estimated holding period is the period over which future cash flows are assumed to be generated. Shorter holding periods can result when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the disposition value assumed is based on an estimated part-out value or the contracted sale price.
The estimated future cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates assumptions market participants would use regarding the market attractiveness of the aircraft type, the likely debt and equity financing components, and the required returns of those financing components.
Sensitivity to changes in unobservable inputs
When estimating the fair value measurement of flight equipment, we consider the effect of a change in a particular assumption independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.
The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, including fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining estimated holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate would decrease the fair value measurement of the aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement of the aircraft.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
22. Fair value measurements (Continued)

Fair value disclosures of financial instruments
The fair value of restricted cash and cash and cash equivalents approximates their carrying value because of their short-term nature (Level 1). The fair value of notes receivables approximates its carrying value (Level 2). The fair value of our long-term unsecured debt is estimated using quoted market prices for similar or identical instruments, depending on the frequency and volume of activity in the market. The fair value of our long-term secured debt is estimated using a discounted cash flow analysis based on current market interest rates and spreads for debt with similar characteristics (Level 2). Derivatives are recognized in our Condensed Consolidated Balance Sheets at their fair value. The fair value of derivatives is based on dealer quotes for identical instruments. We have also considered the credit rating and risk of the counterparties of the derivative contracts based on quantitative and qualitative factors (Level 2). The fair value of guarantees is determined by reference to the fair market value or future lease cash flows of the underlying aircraft and the guaranteed amount (Level 3).
All of our financial instruments are measured at amortized cost, other than derivatives which are measured at fair value on a recurring basis. The carrying amounts and fair values of our most significant financial instruments as of March 31, 2018 and December 31, 2017 were as follows:

	March 31, 2018
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$2,152,165		$2,152,165	$2,152,165	$—	$—
Restricted cash	299,965		299,965	299,965	—	—
Derivative assets	90,312		90,312	—	90,312	—
Notes receivables	35,353		35,353	—	35,353	—
	$2,577,795		$2,577,795	$2,452,130	$125,665	$—
Liabilities
Debt	$29,049,739	(a)	$29,110,657	$—	$29,110,657	$—
Derivative liabilities	53		53	—	53	—
Guarantees	2,272		2,272	—	—	2,272
	$29,052,064		$29,112,982	$—	$29,110,710	$2,272

(a)	Excludes debt issuance costs and debt discounts.

	December 31, 2017
	Carrying value		Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,659,669		$1,659,669	$1,659,669	$—	$—
Restricted cash	364,456		364,456	364,456	—	—
Derivative assets	48,896		48,896	—	48,896	—
Notes receivables	22,497		22,497	—	22,497	—
	$2,095,518		$2,095,518	$2,024,125	$71,393	$—
Liabilities
Debt	$28,580,800	(a)	$29,074,375	$—	$29,074,375	$—
Guarantees	2,272		2,272	—	—	2,272
	$28,583,072		$29,076,647	$—	$29,074,375	$2,272

(a)	Excludes debt issuance costs and debt discounts.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

23. Supplemental guarantor financial information

The following supplemental financial information is presented to comply with Rule 3-10 of Regulation S-X.
AGAT/AICDC Notes
From time to time since the completion of the ILFC acquisition, AerCap Trust and AICDC have co-issued additional senior unsecured notes (the "AGAT/AICDC" Notes). The proceeds from these offerings have been used for general corporate purposes.
The following table provides a summary of the outstanding AGAT/AICDC Notes as of March 31, 2018:

	March 31, 2018
	Amount outstanding	Interest rate	Maturity
May 2014 Notes	$2,199,864	3.75% - 4.50%	2019 - 2021
September 2014 Notes	800,000	5.00%	2021
June 2015 Notes	1,000,000	4.25% - 4.625%	2020 - 2022
October 2015 Notes	1,000,000	4.625%	2020
May 2016 Notes	1,000,000	3.95%	2022
January 2017 Notes	600,000	3.50%	2022
July 2017 Notes	1,000,000	3.65%	2027
November 2017 Notes	800,000	3.50%	2025
January 2018 Notes	1,150,000	3.30% - 3.875%	2023 - 2028
Total	$9,549,864
The AGAT/AICDC Notes are jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., ILFC and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).
The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheets as of March 31, 2018 and December 31, 2017, the Condensed Consolidating Income Statements, Condensed Consolidating Statements of Comprehensive Income and Condensed Consolidating Statements of Cash Flows for the three months ended March 31, 2018 and 2017 of (i) the Parent Guarantor; (ii) AerCap Trust; (iii) AICDC; (iv) the Subsidiary Guarantors on a combined basis; (v) the non-guarantor subsidiaries on a combined basis; (vi) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AICDC, the Subsidiary Guarantors and the non-guarantor subsidiaries; and (vii) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.
In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to AerCap Trust, AICDC and the Subsidiary Guarantors have not been provided, as AerCap Trust, AICDC and the Subsidiary Guarantors are 100%-owned by the Parent Guarantor, all guarantees of the AGAT/AICDC Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet
	March 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$4	$260	$33	$1,677	$178	$—	$2,152
Restricted cash	—	—	—	2	298	—	300
Flight equipment held for operating leases, net	—	10,231	—	2,060	19,866	—	32,157
Maintenance rights intangible and lease premium, net	—	714	—	34	639	—	1,387
Flight equipment held for sale	—	339	—	39	251	—	629
Net investment in finance and sales-type leases	—	563	—	186	282	—	1,031
Prepayments on flight equipment	—	2,278	—	5	1,084	—	3,367
Investments including investments in subsidiaries	9,943	1,146	8,279	5,908	127	(25,276)	127
Intercompany receivables	116	16,008	65	11,035	5,262	(32,486)	—
Other assets	95	437	89	470	253	—	1,344
Total Assets	$10,158	$31,976	$8,466	$21,416	$28,240	$(57,762)	$42,494
Liabilities and Equity
Debt	$—	$18,201	$398	$10	$10,281	$—	$28,890
Intercompany payables	1,553	3,462	4,908	10,776	11,787	(32,486)	—
Other liabilities	12	2,013	5	548	2,377	—	4,955
Total liabilities	1,565	23,676	5,311	11,334	24,445	(32,486)	33,845

Total AerCap Holdings N.V. shareholders’ equity	8,593	8,300	3,155	10,011	3,810	(25,276)	8,593
Non-controlling interest	—	—	—	71	(15)	—	56
Total Equity	8,593	8,300	3,155	10,082	3,795	(25,276)	8,649
Total Liabilities and Equity	$10,158	$31,976	$8,466	$21,416	$28,240	$(57,762)	$42,494

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Balance Sheet
	December 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Assets
Cash and cash equivalents	$21	$222	$14	$1,227	$176	$—	$1,660
Restricted cash	—	—	—	10	354	—	364
Flight equipment held for operating leases, net	—	10,461	—	1,959	19,977	—	32,397
Maintenance rights intangible and lease premium, net	—	758	—	35	709	—	1,502
Flight equipment held for sale	—	168	—	—	463	—	631
Net investment in finance and sales-type leases	—	520	—	193	283	—	996
Prepayments on flight equipment	—	2,340	—	4	586	—	2,930
Investments including investments in subsidiaries	9,632	1,066	8,037	5,670	122	(24,405)	122
Intercompany receivables	128	14,495	80	9,989	5,281	(29,973)	—
Other assets	96	603	85	366	288	—	1,438
Total Assets	$9,877	$30,633	$8,216	$19,453	$28,239	$(54,378)	$42,040
Liabilities and Equity
Debt	$—	$17,098	$398	$24	$10,901	$—	$28,421
Intercompany payables	1,276	3,527	4,875	9,202	11,093	(29,973)	—
Other liabilities	22	1,950	—	471	2,537	—	4,980
Total liabilities	1,298	22,575	5,273	9,697	24,531	(29,973)	33,401

Total AerCap Holdings N.V. shareholders’ equity	8,579	8,058	2,943	9,684	3,721	(24,405)	8,580
Non-controlling interest	—	—	—	72	(13)	—	59
Total Equity	8,579	8,058	2,943	9,756	3,708	(24,405)	8,639
Total Liabilities and Equity	$9,877	$30,633	$8,216	$19,453	$28,239	$(54,378)	$42,040

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement
	Three Months Ended March 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$393	$—	$56	$671	$—	$1,120
Net gain on sale of assets	—	13	—	8	68	—	89
Other income (loss)	13	179	3	166	35	(386)	10
Total Revenues and other income	13	585	3	230	774	(386)	1,219
Expenses
Depreciation and amortization	—	151	—	25	247	—	423
Asset impairment	—	—	—	—	2	—	2
Interest expense	—	184	37	104	258	(309)	274
Leasing expenses	—	36	—	11	86	—	133
Selling, general and administrative expenses	25	28	—	37	73	(77)	86
Total Expenses	25	399	37	177	666	(386)	918
(Loss) income before income taxes and income of investments accounted for under the equity method	(12)	186	(34)	53	108	—	301
Provision for income taxes	2	(23)	4	(7)	(15)	—	(39)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	3	—	3
Net (loss) income before income from subsidiaries	(10)	163	(30)	46	96	—	265
Income (loss) from subsidiaries	275	75	238	270	(266)	(592)	—
Net income (loss)	$265	$238	$208	$316	$(170)	$(592)	$265
Net income attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$265	$238	$208	$316	$(170)	$(592)	$265

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Income Statement
	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Revenues and other income
Lease revenue	$—	$448	$—	$44	$665	$—	$1,157
Net gain on sale of assets	—	15	—	2	30	—	47
Other income (loss)	1	144	1	135	94	(342)	33
Total Revenues and other income	1	607	1	181	789	(342)	1,237
Expenses
Depreciation and amortization	—	173	—	19	247	—	439
Interest expense	—	163	46	45	319	(287)	286
Leasing expenses	—	67	—	6	49	—	122
Restructuring related expenses	—	—	—	—	10	—	10
Selling, general and administrative expenses	15	27	—	30	66	(55)	83
Total Expenses	15	430	46	100	691	(342)	940
(Loss) income before income taxes and income of investments accounted for under the equity method	(14)	177	(45)	81	98	—	297
Provision for income taxes	2	(22)	6	(11)	(14)	—	(39)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	3	—	3
Net (loss) income before income from subsidiaries	(12)	155	(39)	70	87	—	261
Income (loss) from subsidiaries	273	65	221	158	(176)	(541)	—
Net income (loss)	$261	$220	$182	$228	$(89)	$(541)	$261
Net loss attributable to non-controlling interest	—	—	—	—	—	—	—
Net income (loss) attributable to AerCap Holdings N.V.	$261	$220	$182	$228	$(89)	$(541)	$261

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Comprehensive Income
	Three Months Ended March 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$265	$238	$208	$316	$(170)	$(592)	$265
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	19	3	—	22
Total other comprehensive income	—	—	—	19	3	—	22
Comprehensive income (loss)	265	238	208	335	(167)	(592)	287
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$265	$238	$208	$335	$(167)	$(592)	$287

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

Condensed Consolidating Statement of Comprehensive Income
	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$261	$220	$182	$228	$(89)	$(541)	$261
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	1	1	—	2
Total other comprehensive income	—	—	—	1	1	—	2
Comprehensive income (loss)	261	220	182	229	(88)	(541)	263
Comprehensive income attributable to non-controlling interest	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	$261	$220	$182	$229	$(88)	$(541)	$263

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows
	Three Months Ended March 31, 2018
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$265	$238	$208	$316	$(170)	$(592)	$265
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(275)	(75)	(238)	(270)	266	592	—
Depreciation and amortization	—	151	—	25	247	—	423
Asset impairment	—	—	—	—	2	—	2
Amortization of debt issuance costs and debt discount	—	3	1	2	15	—	21
Amortization of lease premium intangibles	—	—	—	—	3	—	3
Amortization of fair value adjustments on debt	—	(40)	—	—	(1)	—	(41)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	2	—	—	3	—	5
Maintenance rights write-off	—	39	—	1	61	—	101
Maintenance liability release to income	—	(11)	—	—	(31)	—	(42)
Net gain on sale of assets	—	(13)	—	(8)	(68)	—	(89)
Deferred income taxes	(2)	24	(5)	10	13	—	40
Other	16	3	—	5	(1)	—	23
Cash flow from operating activities before changes in working capital	4	321	(34)	81	339	—	711
Working capital	292	(1,320)	53	373	629	—	27
Net cash provided by (used in) operating activities	296	(999)	19	454	968	—	738
Purchase of flight equipment	—	(81)	—	(141)	(226)	—	(448)
Proceeds from sale or disposal of assets	—	133	—	105	360	—	598
Prepayments on flight equipment	—	(184)	—	—	(497)	—	(681)
Collections of finance and sales-type leases	—	12	—	7	2	—	21
Other	—	—	—	—	(13)	—	(13)
Net cash used in investing activities	—	(120)	—	(29)	(374)	—	(523)
Issuance of debt	—	1,154	—	—	441	—	1,595
Repayment of debt	—	—	—	(15)	(1,070)	—	(1,085)
Debt issuance costs paid	—	(11)	—	(1)	(14)	—	(26)
Maintenance payments received	—	64	—	19	99	—	182
Maintenance payments returned	—	(45)	—	(1)	(103)	—	(149)
Security deposits received	—	10	—	19	13	—	42
Security deposits returned	—	(15)	—	(4)	(11)	—	(30)
Dividend paid to non-controlling interest holders	—	—	—	—	(3)	—	(3)
Repurchase of shares and tax withholdings on share-based compensation	(313)	—	—	—	—	—	(313)
Net cash (used in) provided by financing activities	(313)	1,157	—	17	(648)	—	213
Net (decrease) increase in cash, cash equivalents and restricted cash	(17)	38	19	442	(54)	—	428
Cash, cash equivalents and restricted cash at beginning of period	21	222	14	1,237	530	—	2,024
Cash, cash equivalents and restricted cash at end of period	$4	$260	$33	$1,679	$476	$—	$2,452

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)
23. Supplemental guarantor financial information (Continued)

Condensed Consolidating Statement of Cash Flows
	Three Months Ended March 31, 2017
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Designated Activity Company	Guarantors (a)	Non- Guarantors	Eliminations	Total
	(U.S. Dollars in millions)
Net income (loss)	$261	$220	$182	$228	$(89)	$(541)	$261
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(273)	(65)	(221)	(158)	176	541	—
Depreciation and amortization	—	173	—	19	247	—	439
Amortization of debt issuance costs and debt discount	—	4	1	2	10	—	17
Amortization of lease premium intangibles	—	2	—	—	2	—	4
Amortization of fair value adjustments on debt	—	(61)	—	—	(1)	—	(62)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	4	—	—	4	—	8
Maintenance rights write-off	—	73	—	—	42	—	115
Maintenance liability release to income	—	(28)	—	—	(26)	—	(54)
Net gain on sale of assets	—	(15)	—	(2)	(30)	—	(47)
Deferred income taxes	(2)	22	(4)	1	19	—	36
Restructuring expenses	—	—	—	—	3	—	3
Other	17	4	—	10	11	—	42
Cash flow from operating activities before changes in working capital	3	333	(42)	100	368	—	762
Working capital	294	471	(161)	166	(730)	—	40
Net cash provided by (used in) operating activities	297	804	(203)	266	(362)	—	802
Purchase of flight equipment	—	(177)	—	(113)	(314)	—	(604)
Proceeds from sale or disposal of assets	—	122	—	22	256	—	400
Prepayments on flight equipment	—	(265)	—	—	(2)	—	(267)
Collections of finance and sales-type leases	—	12	—	8	2	—	22
Net cash used in investing activities	—	(308)	—	(83)	(58)	—	(449)
Issuance of debt	—	611	300	—	956	—	1,867
Repayment of debt	—	(1,500)	—	(13)	(482)	—	(1,995)
Debt issuance costs paid	—	(6)	(10)	—	(14)	—	(30)
Maintenance payments received	—	62	—	11	105	—	178
Maintenance payments returned	—	(61)	—	—	(62)	—	(123)
Security deposits received	—	26	—	2	14	—	42
Security deposits returned	—	(17)	—	(1)	(33)	—	(51)
Repurchase of shares and tax withholdings on share-based compensation	(297)	—	—	—	—	—	(297)
Other	—	—	—	—	(14)	—	(14)
Net cash (used in) provided by financing activities	(297)	(885)	290	(1)	470	—	(423)
Net (decrease) increase in cash, cash equivalents and restricted cash	—	(389)	87	182	50	—	(70)
Effect of exchange rate changes	—	—	—	—	1	—	1
Cash, cash equivalents and restricted cash at beginning of period	4	829	64	940	527	—	2,364
Cash, cash equivalents and restricted cash at end of period	$4	$440	$151	$1,122	$578	$—	$2,295

(a)	Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC.

AerCap Holdings N.V. and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements (Continued)
(U.S. Dollars in thousands or as otherwise stated, except share and per share data)

24. Subsequent events
In April 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through September 30, 2018. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of common shares to be purchased will be determined by the Company’s management, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Special note about forward looking statements
This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•	the availability of capital to us and to our customers and changes in interest rates;

•	the ability of our lessees and potential lessees to make operating lease payments to us;

•	our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses;

•	changes in the overall demand for commercial aircraft leasing and aircraft management services;

•	the effects of terrorist attacks on the aviation industry and on our operations;

•	the economic condition of the global airline and cargo industry and economic and political conditions;

•	development of increased government regulation, including regulation of trade and the imposition of import and export controls, tariffs and other trade barriers;

•	competitive pressures within the industry;

•	the negotiation of aircraft management services contracts;

•	regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes; and

•	the risks set forth or referred to in “Part II. Other Information—Item 1A. Risk Factors” included below.
The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.
Aircraft portfolio
We are a global leader in aircraft leasing. We focus on acquiring in-demand aircraft at attractive prices, funding them efficiently, hedging interest rate risk conservatively and using our platform to deploy these assets with the objective of delivering superior risk adjusted returns. We believe that by applying our expertise, we will be able to identify and execute on a broad range of market opportunities that we expect will generate attractive returns for our shareholders. We are an independent aircraft lessor, and, as such, we are not affiliated with any airframe or engine manufacturer. This independence provides us with purchasing flexibility to acquire aircraft or engine models regardless of the manufacturer.

As of March 31, 2018, we owned 966 aircraft and we managed 122 aircraft. As of March 31, 2018, we also had 431 new aircraft on order. As of March 31, 2018, the weighted average age of our 966 owned aircraft fleet, weighted by net book value, was 6.8 years, and as of March 31, 2017, the weighted average age of our 1,011 owned aircraft fleet, weighted by net book value, was 7.3 years. We operate our business on a global basis. As of March 31, 2018, 940 of our 966 owned aircraft were on lease to 171 customers in 72 countries and 26 aircraft were off-lease. As of April 26, 2018, 21 of the off-lease aircraft were re-leased or under commitments for re-lease and five aircraft were designated for sale or part-out.
The following table presents our aircraft portfolio by type of aircraft as of March 31, 2018:

Aircraft type	Number of owned aircraft	Percentage of total net book value	Number of managed aircraft	Number of on order aircraft	Total owned, managed and on order aircraft
Airbus A320 Family	359	20%	56	—	415
Airbus A320neo Family	50	7%	—	220	270
Airbus A330	79	10%	12	—	91
Airbus A350	19	8%	—	7	26
Boeing 737NG	273	22%	44	—	317
Boeing 737MAX	—	—	—	104	104
Boeing 767	34	1%	—	—	34
Boeing 777-200ER	21	2%	4	—	25
Boeing 777-300/300ER	29	6%	2	—	31
Boeing 787	65	23%	1	50	116
Embraer E190/195-E2	—	—	—	50	50
Other	37	1%	3	—	40
Total	966	100%	122	431	1,519
During the three months ended March 31, 2018, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales-type leases	Held for sale	Total owned aircraft
Number of owned aircraft at beginning of period	895	67	18	980
Aircraft purchases	7	—	—	7
Aircraft reclassified to held for sale	(24)	—	24	—
Aircraft reclassified from held for sale	1	—	(1)	—
Aircraft sold or designated for part-out	(6)	—	(15)	(21)
Aircraft reclassified to net investment in finance and sales-type leases	(2)	2	—	—
Number of owned aircraft at end of period	871	69	26	966

Critical accounting policies
Therehave been no significant changes to our critical accounting policies from those disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018, except for the additions and updates as described in “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 3—Summary of significant accounting policies.”

Comparative results of operations
Results of operations for the three months ended March 31, 2018 as compared to the three months ended March 31, 2017

	Three Months Ended March 31,
	2018	2017
	(U.S. Dollars in thousands)
Revenues and other income
Lease revenue	$1,120,294	$1,156,962
Net gain on sale of assets	89,300	47,328
Other income	9,532	32,536
Total Revenues and other income	1,219,126	1,236,826
Expenses
Depreciation and amortization	422,713	438,541
Asset impairment	2,108	—
Interest expense	274,449	285,678
Leasing expenses	132,468	122,409
Restructuring related expenses	—	9,875
Selling, general and administrative expenses	85,782	83,482
Total Expenses	917,520	939,985
Income before income taxes and income of investments accounted for under the equity method	301,606	296,841
Provision for income taxes	(39,228)	(38,585)
Equity in net earnings of investments accounted for under the equity method	3,341	2,980
Net income	$265,719	$261,236
Net income attributable to non-controlling interest	(320)	(63)
Net income attributable to AerCap Holdings N.V.	$265,399	$261,173
Revenues and other income. The principal categories of our revenues and other income and their variances were as follows for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,		Increase/	Percentage
	2018	2017	(Decrease)	Difference
	(U.S. Dollars in millions)
Lease revenue:
Basic lease rents	$1,032.9	$1,067.1	$(34.2)	(3)%
Maintenance rents and other receipts	87.4	89.9	(2.5)	(3)%
Net gain on sale of assets	89.3	47.3	42.0	89%
Other income	9.5	32.5	(23.0)	(71)%
Total revenues and other income	$1,219.1	$1,236.8	$(17.7)	(1)%

Basic lease rents. Basic lease rents decreased by $34.2 million, or 3%, to $1,032.9 million during the three months ended March 31, 2018 from $1,067.1 million during the three months ended March 31, 2017. The decrease in basic lease rents recognized during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017 was attributable to:

•
the sale of 120 aircraft between January 1, 2017 and March 31, 2018 with an aggregate net book value of $2.3 billion on their sale dates, resulting in a decrease in basic lease rents of $81.9 million; and

•
a decrease in basic lease rents of $84.8 million primarily due to re-leases and extensions at lower rates, lower utilization as a result of the Air Berlin and Monarch Airlines bankruptcies and, to a lesser extent, the conversion of operating leases to finance leases. The accounting for the extensions requires the remaining rental payments to be recorded on a straight-line basis over the remaining term of the original lease plus the extension period. This results in a decrease in basic lease rents recognized as revenue during the remaining term of the original lease that will be offset by an increase in basic lease rents during the extension period. In addition, the contracted lease rates of extensions or re-leases of an aircraft tend to be lower than their previous lease rates as the aircraft are older, and older aircraft have lower lease rates than newer aircraft, partially offset by

•
the acquisition of 65 aircraft between January 1, 2017 and March 31, 2018 with an aggregate net book value of $6.1 billion on their acquisition dates, resulting in an increase in basic lease rents of $132.5 million.

Maintenance rents and other receipts. Maintenance rents and other receipts decreased by $2.5 million, or 3%, to $87.4 million during the three months ended March 31, 2018 from $89.9 million during the three months ended March 31, 2017. The decrease in maintenance rents and other receipts recognized during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017 was attributable to:

•
a decrease of $6.1 million in regular maintenance rents, primarily due to lower EOL and other compensation received during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017, partially offset by

•
an increase of $3.6 million in maintenance revenue and other receipts from early lease terminations and restructurings during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017.

Net gain on sale of assets. Net gain on sale of assets increased by $42.0 million, or 89%, to $89.3 million during the three months ended March 31, 2018 from $47.3 million during the three months ended March 31, 2017. The increase was primarily due to the composition of asset sales. We sold 21 aircraft during the three months ended March 31, 2018 as well as during the three months ended March 31, 2017.
Other income. Other income decreased by $23.0 million, or 71%, to $9.5 million during the three months ended March 31, 2018 from $32.5 million during the three months ended March 31, 2017. During the three months ended March 31, 2017, we recognized higher other income primarily related to a lease termination agreement with a lessee.
Depreciation and amortization. Depreciation and amortization decreased by $15.8 million, or 4%, to $422.7 million during the three months ended March 31, 2018 from $438.5 million during the three months ended March 31, 2017. The decrease was primarily due to a change in the composition of our aircraft portfolio due to aircraft sales.
Asset impairment. We recognized aggregate impairment charges of $2.1 million during the three months ended March 31, 2018 with respect to one older aircraft that we expect to sell.
Interest expense. Our interest expense decreased by $11.2 million, or 4%, to $274.4 million during the three months ended March 31, 2018 from $285.7 million during the three months ended March 31, 2017. The decrease in interest expense was primarily attributable to:

•
a $23.0 million decrease in our interest expense attributable to an increase in mark-to-market gains on derivatives. For the three months ended March 31, 2018, we recognized a gain of $16.5 million related to mark-to-market on derivatives compared to a loss of $6.5 million recognized during the three months ended March 31, 2017, partially offset by

•
an increase in our average outstanding debt balance by $0.8 billion to$28.9 billion during the three months ended March 31, 2018 from $28.1 billion during the three months ended March 31, 2017, resulting in an $8.3 million increase in our interest expense; and

•
an increase in our average cost of debt to 4.03% for the three months ended March 31, 2018 as compared to 3.98% for the three months ended March 31, 2017. Our average cost of debt excludes the effect of mark-to-market movements on our interest rate caps and swaps. The increase in our average cost of debt was primarily due to the issuance of new longer-term bonds to replace shorter-term ILFC notes, which had lower reported interest expense as a result of the application of the acquisition method of accounting to the debt assumed as part of the ILFC acquisition. The increase in our average cost of debt resulted in a $3.5 million increase in our interest expense.

Leasing expenses. Our leasing expenses increased by $10.1 million, or 8%, to $132.5 million during the three months ended March 31, 2018 from $122.4 million during the three months ended March 31, 2017. The increase was primarily due to $48.9 million of higher expenses related to the Air Berlin and Monarch Airlines bankruptcies, partially offset by $19.3 million of lower maintenance rights intangible asset amortization and $19.5 million of lower aircraft transition costs, lessor maintenance contributions and other leasing expenses, during the three months ended March 31, 2018 as compared to the three months ended March 31, 2017.
Restructuring related expenses. Our restructuring related expenses decreased by $9.9 million, or 100%, to nil during the three months ended March 31, 2018 from $9.9 million during the three months ended March 31, 2017.
Selling, general and administrative expenses. Our selling, general and administrative expenses increased by $2.3 million, or 3%, to $85.8 million during the three months ended March 31, 2018 from $83.5 million during the three months ended March 31, 2017.
Income before income taxes and income of investments accounted for under the equity method. For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $4.8 million, or 2%, to $301.6 million during the three months ended March 31, 2018 from $296.8 million during the three months ended March 31, 2017.
Provision for income taxes. Our provision for income taxes increased by $0.6 million, or 2%, to $39.2 million during the three months ended March 31, 2018 from $38.6 million during the three months ended March 31, 2017. Our effective tax rate for the full year 2018 is expected to be 13.0% as compared to the effective tax rate of 13.3% for the full year 2017. The effective tax rate is impacted by the source and amount of earnings among our different tax jurisdictions. The effective tax rate in 2017 reflects our reassessment of our deferred tax assets and liabilities, including as a result of recent U.S. tax reform legislation. Our effective tax rate was 13.0% for the three months ended March 31, 2018 and 2017, respectively. Our effective tax rate in any period can be impacted by revisions to the estimated full year rate.
Equity in net earnings of investments accounted for under the equity method. Our equity in net earnings of investments accounted for under the equity method was $3.3 million during the three months ended March 31, 2018 as compared to $3.0 million during the three months ended March 31, 2017.
Net income. For the reasons explained above, our net income increased by $4.5 million, or 2%, to $265.7 million during the three months ended March 31, 2018 from $261.2 million during the three months ended March 31, 2017.
Net income attributable to non-controlling interest. Net income attributable to non-controlling interest was $0.3 million during the three months ended March 31, 2018 as compared to $0.1 million during the three months ended March 31, 2017.
Net income attributable to AerCap Holdings N.V. For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $4.2 million, or 2%, to $265.4 million during the three months ended March 31, 2018 from $261.2 million during the three months ended March 31, 2017.

Liquidity and capital resources
The following table presents our consolidated cash flows for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
	(U.S. Dollars in millions)
Net cash provided by operating activities	$738.0	$801.5
Net cash used in investing activities	(522.9)	(448.6)
Net cash provided by (used in) financing activities	212.8	(422.7)
Cash flows provided by operating activities. During the three months ended March 31, 2018, our cash provided by operating activities of $738.0 million was the result of net income of $265.7 million, non-cash and other adjustments to net income of $445.0 million and the net change in operating assets and liabilities of $27.3 million. During the three months ended March 31, 2017, our cash provided by operating activities of $801.5 million was the result of net income of $261.2 million, non-cash and other adjustments to net income of $499.8 million and the net change in operating assets and liabilities of $40.5 million.
Cash flows used in investing activities. During the three months ended March 31, 2018, our cash used in investing activities of $522.9 million primarily consisted of cash used for the purchase of aircraft of $1,142.1 million, partially offset by cash provided by asset sales proceeds of $598.2 million and collections of finance and sales-type leases of $21.0 million. During the three months ended March 31, 2017, our cash used in investing activities of $448.6 million primarily consisted of cash used for the purchase of aircraft and other fixed assets of $871.2 million, partially offset by cash provided by asset sales proceeds of $400.6 million and collections of finance and sales-type leases of $22.0 million.
Cash flows provided by financing activities. During the three months ended March 31, 2018, our cash provided by financing activities of $212.8 million primarily consisted of cash provided by new financing proceeds, net of debt repayments, debt issuance costs and other cash outflows of $483.8 million and cash provided by net receipts of maintenance and security deposits of $45.1 million, partially offset by cash used for the repurchase of shares and payments of tax withholdings on share-based compensation of $313.4 million and cash used for the payment of dividends to our non-controlling interest holders of $2.7 million. During the three months ended March 31, 2017, our cash used in financing activities of $422.7 million primarily consisted of cash used for the repurchase of shares and repayments of tax withholdings on share-based compensation of $297.0 million and cash used for debt repayments and debt issuance costs, net of new financing proceeds of $171.7 million, partially offset by cash provided by net receipts of maintenance and security deposits of $46.0 million.
Aircraft leasing is a capital-intensive business and we have significant capital requirements, including making pre-delivery payments and paying the balance of the purchase price for aircraft on delivery. As of March 31, 2018, we had 431 new aircraft on order, including 220 Airbus A320neo Family aircraft, 104 Boeing 737MAX aircraft, 50 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, and 7 Airbus A350 aircraft. As a result, we will need to raise additional funds to satisfy these requirements, which we expect to do through a combination of accessing committed debt facilities and securing additional financing, if needed, from capital markets transactions or other sources of capital. If other sources of capital are not available to us, we may need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures.
Our existing sources of liquidity of $14.0 billion as of March 31, 2018 were sufficient to operate our business and cover 1.5x of our debt maturities and contracted capital requirements for the next 12 months. Our sources of liquidity for the next 12 months include undrawn lines of credit, unrestricted cash, estimated operating cash flows, cash flows from contracted asset sales and other sources of funding.
As of March 31, 2018, our cash balance was $2.5 billion, including unrestricted cash of $2.2 billion, and we had approximately $7.3 billion of undrawn lines of credit available under our credit and term loan facilities. As of March 31, 2018, our total available liquidity, including undrawn lines of credit, unrestricted cash, cash flows from contracted asset sales and other sources of funding, was $10.8 billion and including estimated operating cash flows for the next 12 months, our total sources of liquidity were $14.0 billion. As of March 31, 2018, the principal amount of our outstanding indebtedness, which excludes fair value adjustments of $0.3 billion and debt issuance costs and debt discounts of $0.2 billion, totaled $28.8 billion and primarily consisted of senior unsecured, subordinated and senior secured notes, export credit facilities, commercial bank debt, revolving credit debt, securitization debt and capital lease structures.

In order to satisfy our contractual purchase obligations, we expect to source new debt finance for our capital expenditures through access to the capital markets, including the unsecured and secured bond markets, the commercial bank market, export credit and the asset-backed securities market.
In the longer term, we expect to fund the growth of our business, including acquiring aircraft, through internally generated cash flows, the incurrence of new debt, the refinancing of existing debt and other capital raising initiatives.
As of March 31, 2018, our debt, including fair value adjustments of $0.3 billion and net of debt issuance costs and debt discounts of $0.2 billion, was $28.9 billion and during the three months ended March 31, 2018, our average cost of debt, excluding the effect of mark-to-market movements on our interest rate caps and swaps, was 4.0%. As of March 31, 2018, our adjusted debt to equity ratio was 2.8 to 1. Please refer to “Part I. Financial Information—Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP measures” for reconciliations of adjusted debt and adjusted equity to the most closely related U.S. GAAP measures as of March 31, 2018 and December 31, 2017.
Contractual obligations
Our contractual obligations consist of principal and interest payments on debt (excluding fair value adjustments, debt issuance costs and debt discounts), executed purchase agreements to purchase aircraft and rent payments pursuant to our office and facility leases. We intend to fund our contractual obligations through unrestricted cash, lines-of-credit and other borrowings, operating cash flows and cash flows from asset sales. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.
The following table provides details regarding our contractual obligations and their payment dates as of March 31, 2018:

	2018 - remaining	2019	2020	2021	2022	Thereafter	Total
	(U.S. Dollars in millions)
Unsecured debt facilities	$770.0	$3,099.9	$2,650.0	$2,800.0	$3,700.0	$2,950.0	$15,969.9
Secured debt facilities	2,005.5	876.9	1,278.5	816.0	2,830.9	3,448.1	11,255.9
Subordinated debt facilities	—	—	—	—	—	1,547.4	1,547.4
Estimated interest payments (a)	997.4	1,082.0	962.5	726.5	547.4	3,381.1	7,696.9
Purchase obligations (b)	4,828.9	5,708.2	4,741.8	3,715.6	2,405.7	1,662.3	23,062.5
Operating leases (c)	7.5	7.8	7.8	7.9	8.0	45.5	84.5
Total	$8,609.3	$10,774.8	$9,640.6	$8,066.0	$9,492.0	$13,034.4	$59,617.1

(a)	Estimated interest payments for floating rate debt are based on rates as of March 31, 2018. Estimated interest payments include the estimated impact of our interest rate swap agreements.

(b)	Includes commitments to purchase 420 aircraft and 11 purchase and leaseback transactions.

(c)	Represents contractual payments on our office and facility leases.
Off-balance sheet arrangements
We have interests in variable interest entities, some of which are not consolidated into our Condensed Consolidated Financial Statements. Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 19—Variable interest entities” for a detailed description of these interests and our other off-balance sheet arrangements.

Book value per share
The following table presents our book value per share as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
	(U.S. Dollars in millions, except share and per share data)
Total AerCap Holdings N.V. shareholders’ equity	$8,592.6	$8,579.7

Ordinary shares issued	156,847,345	167,847,345
Treasury shares	(9,691,103)	(14,855,244)
Ordinary shares outstanding	147,156,242	152,992,101
Shares of unvested restricted stock	(2,991,371)	(3,007,752)
Ordinary shares outstanding, excluding shares of unvested restricted stock	144,164,871	149,984,349

Book value per ordinary share outstanding, excluding shares of unvested restricted stock	$59.60	$57.20
Book value per share increased 4% between December 31, 2017 and March 31, 2018.
Non-GAAP measures
The following are definitions of our non-GAAP measures and a reconciliation of such measures to the most closely related U.S. GAAP measures for the three months ended March 31, 2018.
Net interest margin, or net spread, and annualized net spread
Net interest margin, or net spread, is calculated as the difference between basic lease rents and interest expense, excluding the impact of the mark-to-market of interest rate caps and swaps. Annualized net spread is net interest margin expressed as a percentage of average lease assets. We believe these measures may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. These measures reflect the impact from changes in the number of aircraft leased, lease rates and utilization rates, as well as the impact from changes in the amount of debt and interest rates.
The following is a reconciliation of basic lease rents to net spread and annualized net spread for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,		Percentage Difference
	2018	2017
	(U.S. Dollars in millions)
Basic lease rents	$1,032.9	$1,067.1	(3)%
Interest expense	274.4	285.7	(4)%
Adjusted for:
Mark-to-market of interest rate caps and swaps	16.5	(6.5)	NA
Adjusted interest expense	290.9	279.2	4%
Net interest margin, or net spread	$742.0	$787.9	(6)%

Average lease assets	$34,934	$34,083	2%
Annualized net spread	8.5%	9.2%

Adjusted debt to equity ratio
This measure is the ratio obtained by dividing adjusted debt by adjusted equity. Adjusted debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to certain long-term subordinated debt. Adjusted equity means total equity, plus the 50% equity credit relating to the long-term subordinated debt. Adjusted debt and adjusted equity are adjusted by the 50% equity credit to reflect the equity nature of those financing arrangements and to provide information that is consistent with definitions under certain of our debt covenants. We believe this measure may further assist investors in their understanding of our capital structure and leverage.
The following is a reconciliation of debt to adjusted debt and equity to adjusted equity as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
	(U.S. Dollars in millions, except debt/equity ratio)
Debt	$28,890.3	$28,420.7
Adjusted for:
Cash and cash equivalents	(2,152.2)	(1,659.7)
50% credit for long-term subordinated debt	(750.0)	(750.0)
Adjusted debt	$25,988.1	$26,011.0

Equity	$8,648.3	$8,638.8
Adjusted for:
50% credit for long-term subordinated debt	750.0	750.0
Adjusted equity	$9,398.3	$9,388.8

Adjusted debt/equity ratio	2.8 to 1	2.8 to 1

Item 3. Quantitative and Qualitative Disclosures About Market Risk
Our primary market risk exposure is interest rate risk associated with short- and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, from time to time, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, from time to time, we may enter into forward exchange contracts.
The following discussion should be read in conjunction with “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 10—Derivative financial instruments,” “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 13—Debt” andour audited Consolidated Financial Statements included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018, which provide further information on our debt and derivative financial instruments.
Interest rate risk
Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including government monetary policies, global economic factors and other factors beyond our control.
We enter into leases with rents that are based on fixed and variable interest rates, and we fund our operations primarily with a mixture of fixed and floating rate debt. Interest rate exposure arises when there is a mismatch between terms of the associated debt and interest earning assets, primarily between floating rate debt and fixed rate leases. We manage this exposure primarily through the use of interest rate caps, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.
The following tables present the average notional amounts and weighted average interest rates which are contracted for the specified year for our derivative financial instruments that are sensitive to changes in interest rates, including our interest rate caps and swaps, as of March 31, 2018. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Under our interest rate caps, we will receive the excess, if any, of LIBOR, reset monthly or quarterly on an actual/360 adjusted basis, over the strike rate of the relevant cap. For our interest rate swaps, pay rates are based on the fixed rate which we are contracted to pay to our swap counterparty.

	2018 - remaining	2019	2020	2021	2022	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate caps
Average notional amounts	$2,690.7	$2,142.8	$2,015.3	$1,529.0	$1,023.3	$592.1	$41.6
Weighted average strike rate	2.4%	2.4%	2.4%	2.5%	2.5%	2.7%

	2018 - remaining	2019	2020	2021	2022	Thereafter	Fair value
	(U.S. Dollars in millions)
Interest rate swaps
Average notional amounts	$2,088.7	$2,084.8	$1,912.8	$1,126.7	$580.0	$—	$48.7
Weighted average pay rate	1.9%	1.9%	1.9%	2.1%	2.0%	—%
The variable benchmark interest rates associated with these instruments ranged from one- to three-month U.S. dollar LIBOR.
Our Board of Directors is responsible for reviewing our overall interest rate management policies. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to collateralize in the event of their downgrade by the rating agencies below a certain level.

Foreign currency risk and foreign operations
Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we receive substantially all of our revenue in U.S. dollars and we pay our expenses primarily in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the value of the U.S. dollar in relation to foreign currencies increases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. An increase in the value of the U.S. dollar in relation to foreign currencies decreases both our lease revenue received from foreign currency denominated leases and our expenses paid in foreign currencies. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.
Inflation
Inflation generally affects our lease revenue and costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be in the near future, materially and adversely affected by inflation.

PART II OTHER INFORMATION
Item 1. Legal Proceedings
Please refer to “Part I. Financial Information—Item 1. Financial Statements (Unaudited)—Note 21—Commitments and contingencies”in this report.
Item 1A. Risk Factors
There have been no material changes to the disclosure related to the risk factors as described in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 9, 2018.
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds
The following table presents repurchases of our ordinary shares made by us during the three months ended March 31, 2018:

	Number of ordinary shares purchased	Average price paid per ordinary share	Total number of ordinary shares purchased as part of our publicly announced program	Maximum dollar value of ordinary shares that may yet be purchased under the program (U.S. Dollars in millions) (a)
January 2018	1,684,412	$53.92	1,684,412	$68.5
February 2018	2,027,926	51.68	2,027,926	163.7
March 2018	2,190,981	49.75	2,190,981	54.7
Total	5,903,319	$51.60	5,903,319	$54.7

(a)
In October 2017, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through March 31, 2018. We completed this share repurchase program on February 21, 2018.

In February 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through June 30, 2018. As of April 26, 2018, the dollar amount remaining under this share repurchase program was $29.7 million.
In April 2018, our Board of Directors approved a share repurchase program authorizing total repurchases of up to $200 million of AerCap ordinary shares through September 30, 2018.
Item 3. Defaults upon Senior Securities
None.
Item 4. Mine Safety Disclosures
Not applicable.
Item 5. Other Information
None.
Item 6. Exhibits
None.